                                                      Robert C. Juelke
                                                      215-988-2759 (Direct Dial)
                                                      267-402-4617 (Fax)
                                                      robert.juelke@dbr.com

December 14, 2006

VIA EDGAR
---------

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 6010
Washington, D.C. 20549


RE: Castlewood Holdings Limited
    Registration Statement on Form S-4
    File No. 333-135699
    -------------------

Dear Mr. Riedler:

     On behalf of Castlewood Holdings Limited, a Bermuda company (the "Company"), we are today filing with the Securities and Exchange Commission Amendment No. 4 to the Company's Registration Statement on Form S-4 ("Amendment No. 4"). Amendment No. 4 revises the Registration Statement in response to the comment letter from the Staff of the Commission to the Company dated December 7, 2006 (the "Comment Letter").

     For your convenience, we have repeated below in bold type the Staff's comments and have set forth the Company's response immediately below the applicable comment. References to page numbers in the responses below are to page numbers in the version of Amendment No. 4 that is marked to indicate the changes made from the filing of Amendment No. 3 to the Registration Statement on November 29, 2006.

     The Company has arranged for copies of Amendment No. 4 and this letter to be delivered to each member of the Staff referenced in the Comment Letter.

SUMMARY -- PAGE 1
-----------------

EFFECTS OF THE MERGER ON THE RIGHTS OF ENSTAR SHAREHOLDERS -- PAGE 8
--------------------------------------------------------------------

1. PLEASE INDICATE WHETHER ANY OF YOUR CURRENT SHAREHOLDERS WILL BE AFFECTED BY THE REQUIREMENT THAT U.S. PERSONS AND CERTAIN FOREIGN SHAREHOLDERS OR GROUPS OF FOREIGN SHAREHOLDERS MAY NOT HOLD THE POWER TO VOTE MORE THAN 9.5% OF NEW ENSTAR'S ORDINARY SHARES. IF SO, IDENTIFY THEM.

Mr. Jeffrey P. Riedler
December 14, 2006
Page 2

     The Company has revised the disclosure on page 8 to address the Staff's comment.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER -- PAGE 55
----------------------------------------------------------------------

2. PLEASE REFER TO COMMENT 38 IN OUR OCTOBER 20, 2006 LETTER ON AMENDMENT NO. 1 TO THIS REGISTRATION STATEMENT. IN THAT COMMENT WE NOTED THAT THE FORM OF OPINION THEN CONTAINED IN EXHIBIT 8.2 STATED THAT "THE MERGER SHOULD QUALIFY AS A REORGANIZATION WITHIN THE MEANING OF SECTION 368(a) OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED." WE NOTED THAT THE USE OF THE WORD "SHOULD" SUGGESTED THAT THE OPINION WAS SUBJECT TO A DEGREE OF UNCERTAINTY. WE ASKED YOU TO EXPLAIN WHY COUNSEL COULD NOT GIVE A "WILL" OPINION, ASKED YOU TO DESCRIBE THE DEGREE OF UNCERTAINTY IN THE OPINION AND TO PROVIDE RISK FACTOR AND/OR OTHER APPROPRIATE DISCLOSURE SETTING FORTH THE RISKS TO INVESTORS. WE NOTE THAT THE SIGNED OPINION NOW INCLUDED IN THIS EXHIBIT CONTINUES TO INCLUDE A "SHOULD" OPINION, RATHER THAN A "WILL" OPINION, AND STILL DOES NOT DESCRIBE THE DEGREE OF UNCERTAINTY. WE ALSO NOTE THAT THERE IS NO RISK FACTOR DISCLOSURE REGARDING THIS UNCERTAINTY, AND THE DISCLOSURE IN THE REGISTRATION STATEMENT DOES NOT EXPLAIN WHAT THE UNCERTAINTY IS. PLEASE REVISE THE OPINION AND THE DISCLOSURE IN THE REGISTRATION STATEMENT AS WE PREVIOUSLY REQUESTED.

     The Company has revised the disclosure on pages 21, 22 and 56 to address the Staff's comment. Exhibit 8.1 has also been revised to address the Staff's comment.

3. PLEASE REVISE THE DISCLOSURE UNDER "TAX OPINIONS" ON PAGE 55 TO SPECIFICALLY STATE WHAT COUNSELS OPINION IS. THE CURRENT DISCLOSURE SIMPLY INDICATES THAT IT IS A CONDITION TO THE CLOSING OF THE MERGER THAT COUNSEL GIVES AN OPINION THAT THE "MERGER SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES AS A REORGANIZATION WITHIN THE MEANING OF SECTION 368(a) OF THE CODE.

     The Company has revised the disclosure on page 56 to address the Staff's comment.

4. PLEASE REVISE EXHIBIT 8.1 TO CLEARLY STATE, IF TRUE, THAT THE DISCLOSURE FOUND ON PAGES 55-57 IS COUNSEL'S OPINION. CURRENTLY, THE EXHIBIT STATES, INSTEAD, THAT "THE STATEMENTS ... ARE ACCURATE IN ALL MATERIAL RESPECTS."

     The Company has filed a revised Exhibit 8.1 to address the Staff's comment.

5. THE FIRST SENTENCE OF THE DISCLOSURE UNDER "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" STATES THAT IT IS A "SUMMARY OF THE MATERIAL

Mr. Jeffrey P. Riedler
December 14, 2006
Page 3

     U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF ENSTAR COMMON STOCK WHO EXCHANGE SUCH STOCK FOR NEW ENSTAR ORDINARY SHARES IN THE MERGER AND WHO HOLD ENSTAR COMMON STOCK AND WILL HOLD NEW ENSTAR ORDINARY SHARES AS CAPITAL ASSETS." HOWEVER, THE OPINION FILED AS EXHIBIT 8.1 DOES NOT CONTAIN THIS INFORMATION, SO IT IS UNCLEAR WHAT IS BEING SUMMARIZED. AS WE INDICATED PREVIOUSLY, IF EXHIBIT 8.1 IS A SHORT-FORM OPINION, THEN THE DISCLOSURE IN THE DOCUMENT IS THE OPINION, RATHER THAN A SUMMARY. PLEASE REVISE EITHER THE EXHIBIT, OR THE DISCLOSURE IN THE DOCUMENT, TO CORRECTLY IDENTIFY THE APPROACH YOU ARE TAKING.

     The Company has revised the disclosure on page 55 and filed a revised
     Exhibit 8.1 to address the Staff's comment.

INFORMATION ABOUT CASTLEWOOD -- PAGE 81
---------------------------------------

BUSINESS -- PAGE 81
-------------------

RESERVES FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSE -- PAGE 87
-----------------------------------------------------------------

6. WE NOTE YOUR RESPONSE TO COMMENT FIVE AND YOUR REVISED DISCLOSURES. IT STILL APPEARS UNCLEAR RELATED TO THE SPECIFIC INFORMATION, SUCH AS WHICH BENCHMARKS RESULTED IN THE FAVORABLE LOSS DEVELOPMENT. PLEASE REVISE YOUR DISCLOSURE TO DISCUSS THE SPECIFIC INFORMATION THAT WAS OBTAINED IN THE CURRENT PERIOD THAT RESULTED IN DIFFERING TRENDS FROM THE INDUSTRY TRENDS THAT WERE USED TO ESTABLISH THE ORIGINAL RESERVES.

     The Company has revised the disclosure on pages 90 and 91 to address the Staff's comment.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION -- PAGE 166
------------------------------------------------------------------------

1. ADJUSTMENTS TO THE PRO FORMA CONDENSED COMBINED BALANCE SHEET -- PAGE 170
----------------------------------------------------------------------------

NOTE M -- PAGE 172
------------------

7. WE NOTE YOUR RESPONSE TO COMMENT EIGHT AND YOUR REVISED DISCLOSURES. IT APPEARS THAT YOU ARE USING A RESIDUAL VALUE TECHNIQUE TO ARRIVE AT THE VALUE TO ASSIGN TO THESE ASSETS. PLEASE EXPLAIN TO US HOW THIS VALUATION METHODOLOGY IS APPROPRIATE GIVEN THAT THE USE OF THIS TECHNIQUE IS TYPICALLY RESERVED FOR GOODWILL. FURTHER TELL US HOW YOU CONSIDERED PARAGRAPH 19(n) OF APB 18 IN YOUR DECISION NOT TO ALLOCATE ANY OF THE VALUE ASSOCIATED WITH THE CASTLEWOOD

Mr. Jeffrey P. Riedler
December 14, 2006
Page 4

     INVESTMENT TO GOODWILL GIVEN THAT IT DOES NOT APPEAR THAT YOU SPECIFICALLY VALUED ANY OF THE UNDERLYING ASSETS OF THAT INVESTMENT.

     The Company has performed an initial valuation of Enstar's investment in Castlewood, such that a residual value technique is not being used. The Company has revised the disclosures on pages 173 and 175 to take into account this initial valuation and to address the Staff's comment.

MATERIAL TAX CONSIDERATIONS OF HOLDING AND DISPOSING OF NEW ENSTAR ORDINARY
--------------------------------------------------------------------------------
SHARES -- PAGE 218
------------------

8. THE FIRST SENTENCE OF THE DISCLOSURE UNDER THIS HEADING INDICATES THAT IT IS A "SUMMARY," AS DOES THE FIRST SENTENCE UNDER "UNITED STATES TAXATION" ON PAGE 222, BUT IT IS UNCLEAR WHAT IS BEING SUMMARIZED IN EITHER CASE.
     EXHIBIT 8.2, REFERENCED IN THE SECOND PARAGRAPH OF PAGE 218, DOES NOT CONTAIN ANY OF THE INFORMATION CONTAINED IN THIS SECTION OF THE PROSPECTUS. IT APPEARS THAT EXHIBIT 8.2 IS A SHORT-FORM TAX OPINION, IN WHICH CASE, THE DISCLOSURE BEGINNING ON PAGE 218 IS THE OPINION, RATHER THAN A SUMMARY. PLEASE REVISE BOTH THE EXHIBIT AND THE PROSPECTUS AS APPROPRIATE. IF
     EXHIBIT 8.2 IS A SHORT-FORM OPINION, YOU SHOULD REVISE IT TO STATE SPECIFICALLY THAT THE DISCLOSURE IN THE PROSPECTUS IS COUNSEL'S OPINION. YOU SHOULD ALSO REVISE THE EXHIBIT TO ELIMINATE THE STATEMENT THAT THE DISCLOSURE IN THE PROSPECTUS IS "ACCURATE IN ALL MATERIAL RESPECTS."

     The Company has revised the disclosure on pages 219 and 223 to address the Staff's comment. Exhibit 8.2 has also been revised to address the Staff's comment.

9. NEITHER EXHIBIT 8.2, NOR THE DISCLOSURE BEGINNING ON PAGE 218, IDENTIFY WHAT COUNSEL'S OPINION ACTUALLY IS. PLEASE REVISE THEM ACCORDINGLY.

     The Company has revised the disclosure on page 219 to address the Staff's comment. Exhibit 8.2 has also been revised to address the Staff's comment.


                           *       *       *       *

Mr. Jeffrey P. Riedler
December 14, 2006
Page 5

     The Company believes that Amendment No. 4 and the responses provided above fully address the matters contained in the Comment Letter. Please forward copies of any further comments that you may have to undersigned at (215) 988-2757. If you have questions, please do not hesitate to contact the undersigned at (215) 988-2759 or Joseph Guerriero at (609) 716-6587.



                                                 Sincerely,


                                                 Robert C. Juelke

RCJ

cc:  Richard J. Harris
     John J. Oros
     Robert F. Quaintance, Jr.
     Mark Smith